Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Second Quarter and First Six Months of 2020

  ACTIONS TAKEN ON COSTS TO MITIGATE THE EFFECTS OF SALES AFFECTED BY COVID-19
  JUNE-TO-DATE WRITTEN ORDERS ABOVE EXPECTATIONS
  DOWNSIZE OF THE CHINESE PLANT COMPLETED
  OUTSOURCED PRODUCTION IN VIETNAM ONGOING

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 25, 2020--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) approved today its 2020 unaudited second quarter and first six months consolidated financial results.

UPDATE OF COVID-19 IMPACT ON THE GROUP’S OPERATIONS

Consolidated net sales for the second quarter of 2020 were dramatically affected by COVID-19 pandemic leading to, among others, the closure of both stores and factories for most of the second quarter.

With the exception of China, where stores were closed from mid-January to mid-February 2020, our stores were closed for most of the quarter from mid-March and gradually began to reopen from mid-May. In Mexico, stores were closed from the beginning of April through the first week of July.

Group’s factories also had to adapt to virus containment measures, remaining closed for most of the second quarter: in Italy our factories were closed from March 23 to April 25, 2020; in Romania from April 10 to May 11, 2020; in Brazil the factory was closed initially from April 23 to May 22 and subsequently from 19 June to July 13, 2020. As already disclosed, our Chinese plant was closed between January and February.

Since the breakout of the pandemic, the Company's management has implemented a series of initiatives to limit the negative effects of the pandemic on business, with the primary aim of preserving the Group's liquidity.

The initiatives undertaken by the Group include, among others: a) temporary lay-off programs in Italy, Spain, UK, Switzerland, Romania, Brazil and the USA. Among these measures, in Italy in particular, the COVID-related temporary lay-off program is applied to a large part of workers and employees and is supposed to be in force until the end of the year; b) the deferral or suspension of fiscal and social contribution payments, as provided by the Italian and some other Countries’ Governments; c) rent reduction or rent payment deferral to compensate for the closure of the Group’s stores during the lockdown; d) the reduction of marketing expenses and other operating expenses; f) the deferral of investments; G) COVID-related loans obtained in Switzerland, Brazil and the USA.

As soon as the lockdown measures were lifted around the world, our business gradually started to recover, with the overall order flow from June to date increasing above our expectations.

Strong demand has resulted in a significant increase in product backlog over the last few months. We are putting in place measures to increase the Group production capacity, accordingly.

Despite the recent strong trend in written orders, we remain cautious about the prospects for the remaining part of 2020, especially in view of the current resurgence of contagions in many Countries.

SECOND QUARTER 2020 RESULTS

As a result of the above-mentioned effects of the pandemic, consolidated net sales for the second quarter of 2020 were €61.6 million, down 33.1% from €92.2 million reported in 2019 second quarter.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €59.7 million, down 32.5% compared to last year second quarter, as a result of the 56.6% decrease in Private Label sales and a 26.7% decrease in the Natuzzi sales.

Other sales were €1.9 million.

The 26.7% decrease in Natuzzi branded revenues was the result of the 27.4% decrease in the Americas, a 34.8% decrease in the EMEAI and a 4.8% decrease in the Asia-Pacific region.

Natuzzi branded sales, that are generated by direct retail (Directly Operated Stores and concessions) and third-party operated points of sale, were €52.2 million and represented 87.5% of the Group’s core business, versus 80.6% in the second quarter of 2019.

The Group now directly operates 56 mono-brand DOS, of which 40 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and 2 new Natuzzi Editions DOS in the UK. In addition, the Group directly operates 11 Natuzzi Italia concessions in Mexico.

During the second quarter of 2020, direct retail sales were €8.9 million, down 44.6% versus the same period of 2019. Direct retail was particularly penalized by the lockdown measures and, therefore, in 2020 second quarter it represented 14.9% of core business compared to 18.2% in 2019 same period.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (franchised operated stores, or FOS, and galleries), whose sale were €43.3 million, down 21.4% compared to 2019 second quarter, as a result of the 21.3% decrease in the Americas, a 31.1% decrease in the EMEAI and a 4.8% decrease in the Asia-Pacific region.

Sales generated by the unbranded wholesale division, addressing the mass-merchant distribution, were €7.5 million, down 56.6% compared to 2019 second quarter.

In light of the tariffs imposed by the US Administration on goods imported from China, the Company has started to outsource in Vietnam part of its Private Label production. The Group will increase the outsourced production from Vietnam with the aim to regain volumes and improve margins in the North American market. In additions, the Company continues to explore further external production capacity in European Countries.

2Q2020 GROSS MARGIN

Second quarter 2020 consolidated gross margin was 26.1%, compared to 27.9% in 2019 same quarter, due to lower volumes caused by the lockdown, partially offset by the adoption of measures to lower the labor costs (for a saving of €4.3 million) and to reduce other industrial costs in the Group’s plants. The Company continued to benefit from a favorable trend in raw materials.

During the second quarter, the Cost of Sales also included €1.4 million of severance-related charges following the downsize of the Group’s operations in China. Excluding such restructuring costs, gross margin for the quarter would have been better than the previous year.

2Q2020 OPERATING EXPENSES

Operating expenses, which include Selling, Administrative, other operating income/expenses and the impairment of trade receivables, were €23.8 million (or 38.7% on revenues), decreasing significantly from €33.5 million (or 36.4% on revenues) in 2019 second quarter.

Actions were taken to lower the cost of labor (for a saving of €3.6 million), lease expenses (for a saving €0.8 million), and also advertising, fairs and travel expenses (for a saving of €2.7 million).

During the quarter, we also recorded €0.9 million of goodwill impairment charges related to our retail operations in Mexico, as well as €0.9 million for additional impairment charges on trade receivables.

2Q2020 RESULTS

The Group reported an operating loss of €7.7 million, which includes the above-mentioned impairment on assets and restructuring costs in China totaling €3.2 million, versus an operating loss of €7.8 million in 2019 second quarter.

Net Profit deriving from the 49% share of the Chinese vehicle was €0.5 million in 2020 second quarter.

Loss for the period was €9.1 million.

FIRST HALF 2020 RESULTS

Consolidated net sales for the first half of 2020 were €144.1 million, down 27.4% compared to the first six months of 2019.

Considering the Group’s core business only, net sales were €138.1 million, down 27.1% compared to 2019 same period, as a result of the 21.1% decrease in sales for the Natuzzi division and the 49.1% decrease in sales for the Private Label business.

Non-core sales were €6.0 million.

Gross margin for 2020 first half was 30.8% versus 29.1% in 2019 same period.

The Group reported an operating loss of €12.7 million in the first half of 2020 versus an operating loss of €10.8 million in the first semester of 2019. The 2020 first six months loss includes also €4.9 million of higher one-off costs related to the downsize of our Chinese plant, to the goodwill impairment of the Group’s Mexican operations and to higher charges for trade receivables impairment.

Net profit deriving from the 49% share of the Chinese vehicle was €0.9 million for the first six months of 2020.

The Group reported a loss for the period of €16.9 million, versus a loss of €15.2 million in 2019 same period.

As of June 30, 2020, cash and cash equivalents were €33.2 million, improving from €29.5 million at the end of March 2020.

The Group’s net financial position before lease liabilities was negative at -€0.5 million, improving from the -€5.2 million at the end of March 2020 and versus the -€2.8 million at the end of 2019.

During the first six months of 2020, net cash provided by operating activities less net investments was positive at €6.8 million.

Chairman and CEO, Pasquale Natuzzi, commented: “Our second quarter exposed us to the full effects of the pandemic, with most of our customers and suppliers interrupting their activities as a result of the virus containment measures imposed locally.

With the exception of China, the majority of our stores and factories remained closed for most of the quarter. Currently, our factories and points of sales are all operating, with our staff, both in the factories, in the stores and in HQ, focused on recovering the standard levels of service.

The timely reaction of the Group on industrial and overhead costs has allowed to balance lower volumes and preserve cash. While we have taken available steps to manage expenses during the COVID period, our business will continue to focus on reducing costs and improving margins.

As soon as the lockdown measures were lifted around the world, our business gradually started to improve. Order flow from June to date is better than our expectations.

In addition, we have progressed in reorganizing the Group’s operations.

We have completed the downsize of our Chinese industrial operations. As widely known, the products manufactured in China and delivered to the North American market are penalized by import custom tariffs. Our new, smaller Chinese plant will serve exclusively the local market and the rest of Asia-Pacific region. Besides, some wood and foam-related processes are now outsourced, so enhancing flexibility to the Chinese plant.

At the same time, we’ve started to outsource production in Vietnam for the private label segment. We plan to significantly increase the outsourced production from Vietnam with the aim to serve key accounts in the North American market. In addition, we are working to finalize another outsource agreement in Eastern Europe for the EMEA region.

The development of the mono brand store network, both franchised and directly operated, has continued also during such difficult times and today it represents half of the business. We will continue to focus on the priority markets such as USA, China, UK, Italy and Spain, to leverage on the brand awareness and existing commercial organization. We are encouraged in particular by the strong performance of our stores in the USA and UK.

We are making progress in the e-commerce in selected countries to offer an omni-channel approach to our customers. We are now working on expanding this channel also to other countries to further increase the offer.

Social distancing has also changed the way in which we do business. We have recently set up a ‘virtual congress’, through which we have digitally invited and interacted with our customers, all over the world, to give them an update of our retail, marketing and merchandising strategy, as well as present the new Natuzzi Italia and Natuzzi Editions collections by means of a virtually-guided tour in a store.

What we have in front of us is an uncertain period, during which we will have to get used to living with this new challenging reality. In consideration of this, we will continue to develop the retail part of the business, in a more digitalized environment and with a more flexible structure in terms of cost and organization, while maintaining a rigorous approach to cash and working capital management.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2020 and 2019 on the basis of IFRS -IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Jun-20	30-Jun-19%		30-Jun-20	30-Jun-19

Revenues	61.6	92.2	-33.1%	100.0%	100.0%
Cost of Sales	(45.5)	(66.4)	-31.5%	-73.9%	-72.1%
Gross profit	16.1	25.7	-37.4%	26.1%	27.9%

Other income	0.9	1.4		1.5%	1.6%
Selling Expenses	(17.2)	(25.8)	-33.2%	-28.0%	-28.0%
Administrative expenses	(6.1)	(8.5)	-27.8%	-10.0%	-9.2%
Impairment on trade receivables	(1.3)	(0.4)		-2.2%	-0.4%
Other expenses	(0.1)	(0.3)		-0.1%	-0.3%

Operating profit/(loss)	(7.7)	(7.8)		-12.5%	-8.4%

Finance income	0.1	0.1
Finance costs	(1.4)	(2.2)
Net exchange rate gains/(losses)	(0.4)	(0.7)
Net finance income/(costs)	(1.7)	(2.8)

Share of profit/(loss) of equity-method investees	0.5	0.6

Profit/(Loss) before tax	(8.9)	(10.0)		-14.5%	-10.9%

Income tax expense	(0.2)	(0.5)		-0.3%	-0.5%

Profit/(Loss) for the period	(9.1)	(10.5)		-14.7%	-11.4%

Profit/(Loss) attributable to:
Owners of the Company	(8.9)	(10.5)		-14.4%	-11.4%
Non-controlling interests	(0.2)	(0.1)

Profit/(loss) per Ordinary Share	(0.16)	(0.19)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2020 and 2019 on the basis of IFRS -IAS (expressed in millions Euro)

	six months ended on		Change	Percentage of Sales
	30-Jun-20	30-Jun-19%		30-Jun-20	30-Jun-19

Revenues	144.1	198.3	-27.4%	100.0%	100.0%
Cost of Sales	(99.7)	(140.6)	-29.1%	-69.2%	-70.9%
Gross profit	44.3	57.7	-23.2%	30.8%	29.1%

Other income	1.9	2.6		1.3%	1.3%
Selling Expenses	(42.2)	(53.3)	-20.9%	-29.3%	-26.9%
Administrative expenses	(14.5)	(17.0)	-15.1%	-10.0%	-8.6%
Impairment on trade receivables	(1.8)	(0.4)		-1.3%	-0.2%
Other expenses	(0.4)	(0.4)		-0.3%	-0.2%

Operating profit/(loss)	(12.7)	(10.8)		-8.8%	-5.4%

Finance income	0.2	0.2
Finance costs	(3.1)	(4.7)
Net exchange rate gains/(losses)	(2.0)	(0.1)

Net finance income/(costs)	(4.9)	(4.6)

Share of profit/(loss) of equity-method investees	0.9	1.0

Profit/(Loss) before tax	(16.7)	(14.4)		-11.6%	-7.3%

Income tax expense	(0.2)	(0.7)		-0.2%	-0.4%

Profit/(Loss) for the period	(16.9)	(15.2)		-11.7%	-7.6%

Profit/(Loss) attributable to:
Owners of the Company	(16.6)	(15.1)		-11.5%	-7.6%
Non-controlling interests	(0.3)	(0.0)

Profit/(loss) per Ordinary Share	(0.30)	(0.28)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Jun-20	31-Dec-19

ASSETS
Non-current assets	197.9	212.5
Current assets	136.4	156.9
TOTAL ASSETS	334.3	369.4

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	85.4	103.1
Non-controlling interests	1.0	1.7
Non-current liabilities	110.2	112.6
Current liabilities	137.8	152.0
TOTAL EQUITY AND LIABILITIES	334.3	369.4

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-20	31-Dec-19

Net cash provided by (used in) operating activities	7.8	4.7

Net cash provided by (used in) investing activities	(1.0)	(3.3)

Net cash provided by (used in) financing activities	(12.9)	(24.2)

Increase (decrease) in cash and cash equivalents	(6.1)	(22.8)

Cash and cash equivalents, beginning of the year	37.8	60.4

Effect of movements in exchange rates on cash held	(0.6)	0.3

Cash and cash equivalents, end of the period	31.1	37.8

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-20	31-Dec-19
Cash and cash equivalents in the statement of financial position	33.2	39.8
Bank overdrafts repayable on demand	(2.1)	(2.0)
Cash and cash equivalents in the statement of cash flows	31.1	37.8

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: SEPTEMBER 25, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi